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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Peachtree Street, NW, Suite 2250
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Bruce Gow 404.522.5766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norman H. Ross, PC
(Name – *if individual, state last, first, middle name*)

2483 Maner Road (Address) Smyrna (City) GA (State) 30080 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Bruce Gow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson Securities, LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Financial Statements
For the Years Ended December 31, 2004 and 2003
Together with the
Independent Auditors' Report

prepared by

Norman H. Ross, PC

NR

Certified Public Accountants

Norman H. Ross, PC
2483 Maner Road
Smyrna, GA 30080
404-792-9007
Fax (404) 792-9097

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Table of Contents
Years Ended December 31, 2004 and 2003

Norman Ross, PC
Certified Public Accountants

Independent Auditors' Report

To the Shareholder
Jackson Securities, LLC

We have audited the accompanying balance sheets of Jackson Securities, LLC (a wholly owned subsidiary of Jackson Financial Corporation) (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Norman H. Ross PC

NORMAN H. ROSS, PC
February 21, 2005

Norman Ross, PC • 2483 Maner Road • Smyrna, Georgia 30080 • (404)792-9007 Telephone • (404) 792-9097 Fax

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Balance Sheets
December 31, 2004 and 2003

ASSETS

	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,340,845	$ 88,775
Clearing deposit	50,000	50,000
Marketable investments securities, at market value (net of margin payable)	247,040	1,908,006
Commissions receivable	447,246	384,513
Due from affiliates	2,307,802	1,146,124
Other assets	57,646	84,151
Total assets	$ 4,450,579	$ 3,661,569

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 133,220	$ 387,508
Due to distribution agents	103,544	-
Subordinated Debt	1,078,477	1,015,392
Total Liabilities	1,315,241	1,402,900
STOCKHOLDERS' EQUITY		
Capital Stock	100	100
Paid in Excess	3,367,187	3,367,187
Accumulated deficit	(31,946)	(908,615)
Treasury Stock	(200,003)	(200,003)
Total stockholders' equity	3,135,338	2,258,669
Total liabilities and stockholders' equity	$ 4,450,579	$ 3,661,569

The accompanying notes and auditors' report are an integral part of this financial statement.

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Operating income:		
Underwriting fees	$ 3,326,101	$ 2,184,230
Commissions	1,885,480	4,030,223
Unrealized gain on marketable investment securities	83,342	(77,561)
Other fees and income	225,283	250,644
Total operating income	5,520,206	6,387,536
Operating Expenses:		
Management fees paid to affiliate	2,682,869	2,859,234
Clearing costs	375,307	231,153
Underwriting costs	135,022	1,170,108
Office and equipment rent	393,332	413,666
Travel and entertainment	52,377	148,501
Telephone	46,194	43,596
Publications and subscriptions	196,496	196,432
Office supplies, printing and stationary	9,984	34,986
Postage and delivery	7,947	15,758
Licenses and regulatory fees	76,051	65,933
Interest	64,782	25,686
Other	44,292	233,937
Total Operating Expenses	4,084,653	5,438,991
Operating Income (Loss)	1,435,553	948,545
Provision for income tax benefit	558,884	384,456
Net Income (Loss)	$ 876,669	$ 564,089

The accompanying notes and auditors' report are an
integral part of this financial statement.

Jackson Securities, LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Statements of Shareholder's Equity
For the Years Ended December 31, 2004 and 2003

	Commom Stock	Additionl Paid in Capital	Accumulated Deficit	Treasury Stock	Total Shareholder's Equity
Balance, January 1, 2003	$ 100	$ 3,367,187	$ (1,472,704)	$ (200,003)	$ 1,694,580
	-	-	-	-	-
			564,089		564,089
Balance, December 31, 2003	$ 100	$ 3,367,187	$ (908,615)	$ (200,003)	$ 2,258,669
			876,669		876,669
Balance, December 31, 2004	$ 100	$ 3,367,187	$ (31,946)	$ (200,003)	$ 3,135,338

The accompanying notes and auditors' report are an
integral part of this financial statement.

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 876,669	$ 564,089
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Investments		
Decrease (Increase) in Operating Assets:		
Accounts Receivable	(1,246,721)	(683,765)
Inventory	4,569,569	(3,720,537)
Other	50,156	167
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(151,363)	(71,089)
Accrued Liabilities	(2,909,326)	2,607,594
Total Adjustments	312,316	(1,867,629)
Net Cash Provided By (Used in) Operating Activities	1,188,985	(1,303,540)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Investments	-	-
Net Cash Provided By (Used In) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Borrowings	63,085	1,015,392
Proceeds From Sale of Stock	-	-
Net Cash Provided By (Used In) Financing Activities	63,085	1,015,392
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,252,070	(288,148)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIO	88,775	376,923
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,340,845	$ 88,775

The accompanying notes and auditors' report are an integral part of this financial statement.

Notes to Financial Statements
For the Years Ended December 31, 2004 and 2003

NOTE 1 – Description of Business and Summary of Significant Accounting Policies

Business
Jackson Securities, LLC (the "Company") is a full service securities brokerage firm, which has been in business since 1987. The Company made a legal name change during 2002 to Jackson Securities, LLC from Jackson Securities, Incorporated. The Company is a wholly owned subsidiary of Jackson Financial Corporation ("JFC"). The Company is registered as a broker-dealer with the National Association of Securities Dealer ("NASD") in all 50 states and the District of Columbia, and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company's primary business is securities underwriting for municipal and corporate debt offerings, equity offerings, and acting as a municipal securities broker-dealer for institutional investors. The Company is headquartered in Atlanta, Georgia and has ten offices in the United States. The Company maintains a custody-clearing relationship with Pershing, LLC, a subsidiary of The Bank of New York.

Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis. For underwriting income from debt and equity offerings, revenues are recorded on the settlement date of the offering.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and

Note 1 - Description of Business and Summary of Significant Accounting Policies - *continued*

their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carry-forwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. Since the Company is included in the consolidated income tax return of JFC and accounts for income taxes as though it were a stand alone entity, and since the Company and JFC settle any amounts due to or from the other in a timely manner, the Company receives payment from JFC for the tax effect on the net operating loss the Company generates (which is the principal deferred tax attribute of the Company) and for all other tax attributes, and thus any deferred income tax assets is realizable.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

Treasury Stock
Treasury stock is accounted for using the cost method. Subsequent reassurances are accounted for at average cost.

Note 2 – Related Party Transactions

The Company is owned by JFC and is affiliated with Jackson Management Services, LLC. ("JMS") through common ownership. The Company has a management agreement in place with JMS whereby JMS will pay salaries, commissions and benefits relating to employment agreements with registered representatives, as well as pay salaries and benefits expenses for non registered employees. The employees covered by the management agreement provide sales, administrative, accounting and other services that the Company requires in the ordinary course of

Note 2 – Related Party Transactions – *continued*

its business. In return, the Company pays a monthly management fee to JMS equal to 100% of the salaries and benefits described above. Management fees may be reduced or waived for any month to ensure that the Company's excess net capital does not fall below $120,000, or the aggregate indebtedness to net capital ratio does not exceed 10 to 1. During 2004, the Company paid JMS a total of $2,682,869 in management fees, and at December 31, 2004 $2,806,184 is due from this affiliate.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2004, the Company had net capital of $1,669,331 which was $1,569,331 in excess of its required net capital of $100,000 and the Company's net capital ratio was .14 to 1.

Note 4 – Marketable Investment Securities

Marketable investment securities at December 31, 2004 consist of municipal bonds.

Note 5 – Income Taxes

JFC files a consolidated income tax return that includes the Company's operations. JFC and the Company allocate current and deferred taxes as if each entity were a separate taxpayer.

As of December 31, 2004, the Company has recorded a payable of approximately $558,884 for income taxes payable to JFC, and this payable is included in due from affiliates on the balance sheet.

Note 6 – Commitments

The Company leases office space under operating lease agreements.

Note 6 - Commitments - *continued*

Total rent expense during 2004 was $380,460. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2004 are as follows:

2005	336,149
2006	262,417
2007	88,059

Note 7 – Subordinated Debt

On August 14, 2003, Jackson Securities, LLC executed a Subordinated Loan Agreement for Equity Capital from Jackson Financial Corporation, with an effective date of September 25, 2003. The agreement was submitted to the NASD for approval as subordinated debt pursuant and subject to the provisions of 17 CFR 240.15c3-1d and such approval was granted effective October 6, 2003, under NASD Control # 07-E-SLA-10462. The loan does not require any payments until its maturity date of October 6, 2006. This note includes interest accrued at the quarterly LIBOR rate plus 4.5% annually.

Supplemental Information

Jackson Securities, LLC

(a wholly owned subsidiary of
Jackson Financial Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital:

Total assets	$ 4,450,579
Aggregate indebtedness	(236,763)
Net assets	4,213,816
Non-allowable assets	(2,529,198)
Tentative net capital	1,684,618
Haircuts	(15,287)
Net capital	1,669,331
Minimum net capital	(100,000)
Excess net capital	$ 1,569,331

Aggregate Indebtedness to Net Capital Ratio:	
Liabilities:	
Accounts Payable	$ 236,763
Aggregate indebtedness	$ 236,763
Net capital	$ 1,669,331
Ratio	0.14 to 1

Reconciliation with Company's computation included in Part II of its FOCUS report as of December 31, 2004:

Net capital, as reported in Part II of FOCUS report	1,669,331
Audit adjustments, net	-
Net capital, adjusted	$ 1,669,331

See accompanying notes to financial statements.

Jackson Securities, LLC
(a wholly owned subsidiary of
Jackson Financial Corporation)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Years Ended December 31, 2004 and 2003

Balance, January 1, 2003	$	-
Subordinated Debt		1,000,000
Interest accrued		15,392
Balance, December 31, 2003	$	1,015,392
Interest accrued		63,085
Balance, December 31, 2004	$	1,078,477

See accompanying notes to financial statements.

Jackson Securities, LLC
Supplemental Information

The following statements and computations are not applicable at December 31, 2004 and for the year then ended and, accordingly, are not included herein:

> Computation for determination of the reserve requirement under Exhibit A of S.E.C. Rule 15c3-3.
> Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

Norman Ross, PC
Certified Public Accountants

Report on Internal Control Structure Required by SEC Rule 17a-5 for Broker Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Shareholder
Jackson Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Jackson Securities, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives, except that the Company prepared and reported the computation of net capital at December 31, 2004 based on a preliminary trial balance, which differed from the final trial balance.

This report is intended solely for the use of the Board of Directors, management the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Norman H. Ross PC

NORMAN H. ROSS, PC
Atlanta, Georgia
February 21, 2005